Exhibit 16.01
August 1, 2005
PCAOB Letter File
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7561
Gentlemen:
We have read Item 4.01 of Form 8-K dated July 26, 2005, of Terayon Communication Systems, Inc. and are in agreement with the statements contained in paragraphs 1 through 6 and the first sentence of paragraph 7 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statements concerning the lack of internal control to prepare financial statements, included in paragraphs 4 through 6 on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2004 financial statements.
/s/ Ernst & Young LLP